SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

 (Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )

Bridger Aerospace Group Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

96812F102
(CUSIP Number)

Robert F. Savage
c/o JCIC Sponsor LLC
386 Park Avenue South, FL 20
New York, NY 10016
(212) 710-5060
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96812F102	13D
1	NAMES OF REPORTING PERSONS
JCIC Sponsor LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,928,189*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,928,189*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,928,189*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Item 5.

CUSIP No. 96812F102	13D
1	NAMES OF REPORTING PERSONS
KSH Capital LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,928,189*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,928,189*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,928,189*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* See Item 5.

CUSIP No. 96812F102	13D
1	NAMES OF REPORTING PERSONS
Jeffrey E. Kelter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,928,189*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,928,189*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,928,189*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* See Item 5.

CUSIP No. 96812F102	13D
1	NAMES OF REPORTING PERSONS
Robert F. Savage, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,928,189*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,928,189*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,928,189*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* See Item 5.

CUSIP No. 96812F102	13D
1	NAMES OF REPORTING PERSONS
Thomas Jermoluk

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,928,189*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,928,189*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,928,189*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* See Item 5.

Explanatory Note

Each Reporting Person (as defined below) was initially eligible pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to file a report on Schedule 13G as a beneficial owner of more than five percent of the common stock, par value $0.0001 per share (the “Common Stock”), of Bridger Aerospace Group Holdings, Inc., a Delaware corporation (the “Issuer”). Each Reporting Person is filing this Schedule 13D (“Schedule 13D”) in lieu of a report on Schedule 13G because, as a result of being deemed to have acquired beneficial ownership of shares of Common Stock underlying Warrants (as defined below) held by Sponsor (as defined below) in connection with the effectiveness of the Issuer’s registration statement on Form S-1 covering the shares issuable upon exercise of the Warrants, the Reporting Persons acquired beneficial ownership of more than 2.0% of the Common Stock of the Issuer during the preceding 12-month period.

Item 1.	Security and Issuer.

This Schedule 13D relates to the Common Stock of the Issuer. The principal executive office of the Issuer is located at 90 Aviation Lane, Belgrade, MT 59714.

Item 2.	Identity and Background.

This Schedule 13D is being filed jointly by the following (collectively, the “Reporting Persons” and each individually a “Reporting Person”):

1. JCIC Sponsor LLC, a Cayman Islands limited liability corporation (“Sponsor”), whose principal business is owning the equity securities of the Issuer;

2. KSH Capital LP, a Delaware limited partnership (“KSH”), whose principal business is to serve as and perform the functions of the manager of Sponsor, and to provide early stage companies growth capital and expertise;

3. Jeffrey E. Kelter, Executive Chairman and indirect co-controller of Sponsor, Chairman of the board of directors (“Board”) of the Issuer and Chief Executive Officer and Partner of KSH;

4. Robert F. Savage, Jr. Chief Executive Officer and indirect co-controller of Sponsor, a director of the Issuer, and President and Partner of KSH; and

5. Thomas Jermoluk, President and indirect co-controller of Sponsor.

The address of the principal business office of the Reporting Persons, other than Mr. Jermoluk, is 386 Park Avenue South, FL 20, New York, NY 10016. The business address of Mr. Jermoluk is 10011 Brickell Bay Dr, Suite 1400, Miami, FL 33131.

Information as of the date of this Schedule 13D with respect to each director, executive officer, manager and member, as applicable, of Sponsor and KSH is set forth on Schedule A to this Schedule 13D (the “Schedule A Persons”).

During the five years prior to the date of this Schedule 13D, neither the Reporting Persons nor to the Reporting Persons knowledge, any of the Schedule A Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Pursuant to Rule 13d-1(k)(1) under Exchange Act, a joint filing agreement among the Reporting Persons is attached as Exhibit 99.1 to this Schedule 13D and incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 and Item 6 is incorporated by reference into this Item 3.

Information as of the date of this Schedule 13D is set forth on Schedule A to this Schedule 13D with respect to the Schedule A Persons and is incorporated herein by reference.

Item 4.	Purpose of the Transaction.

On January 24, 2023 (the “Closing Date”), in connection with the initial business combination (the “Merger”) and the other transactions contemplated by the Agreement and Plan of Merger, dated as of August 3, 2022, by and among Wildfire New PubCo, Inc. (n/k/a the Issuer), Jack Creek Investment Corp. (“JCIC”), and the other parties thereto (the “Merger Agreement”) Sponsor acquired 2,528,189 shares of Common Stock. The 2,528,189 shares of Common Stock include 855,000 shares (the “Earnout Shares”) which vest generally as follows: (i) 50% on the first date during the Earnout Period (defined below) on which the volume-weighted average price (“VWAP”) of the shares exceeds $11.50 for a period of at least 20 out of 30 consecutive trading days, and (ii) 50% on the first date during the Earnout Period on which the VWAP exceeds $13.00 for a period of at least 20 out of 30 consecutive trading days. The “Earnout Period” is the time period beginning on the date immediately following the Closing Date and ending on and including the five year anniversary of the Closing Date. Any shares not vested by the end of the Earnout Period are forfeited back to the Issuer for no consideration.

On the Closing Date, in connection with the Merger and the other transactions contemplated by the Merger Agreement, Sponsor also received 9,400,000 private placement warrants, with each warrant providing the right to purchase one share of Common Stock at $11.50 per share (“Warrants”) and first exercisable upon the later of (i) 30 days after the Closing Date and (ii) the effectiveness of the Issuer’s registration statement (the “Registration Statement”) relating to the shares underlying the Warrants.  On February 13, 2023, the Registration Statement was declared effective by the U.S. Securities and Exchange Commission (“SEC”), and as a result, Sponsor may have been deemed to have acquired beneficial ownership of the shares of Common Stock underling the Warrants held by Sponsor.

The Reporting Persons and Schedule A Persons have acquired the Common Stock and Warrants for investment purposes.  The Reporting Persons and, to the Reporting Persons’ knowledge, each of the Schedule A Persons, intend to review their investment in the Issuer continually. Depending upon the results of such review and other factors deemed relevant to an investment in the Issuer, the Reporting Persons and, to the Reporting Persons’ knowledge, each of the Schedule A Persons, may, at any time and from time to time, (i) purchase, receive in a distribution or other transfer, or otherwise acquire Common Stock, Warrants and/or other securities of the Issuer (collectively, “Issuer Securities”), (ii) sell, transfer, distribute or otherwise dispose of Issuer Securities in public or private transactions, or (iii) engage in or encourage communications with the Issuer, members of management and the Board of the Issuer, other existing or prospective security holders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors to consider exploring any of (i) or (ii) above or any of the actions referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Jeffrey E. Kelter, Executive Chairman of Sponsor and Chief Executive Officer and Partner of KSH, is the Chairman of the Board of the Issuer.  Robert F. Savage, Jr., CEO of Sponsor and President and Partner of KSH, is a member of the Board of the Issuer.  The Reporting Persons expect, and to the Reporting Persons’ knowledge, one or more of the Schedule A Persons would be expected, to communicate with the Issuer’s Board, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board of the Issuer. Such discussions may also include any of the actions referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. As further described in Item 6 of this Schedule 13D, the Sponsor Agreement (as defined below) provides for certain obligations of the Sponsor to the Issuer relating to voting for the election of directors to the Board. Certain plans or proposals may from time to time be discussed or considered by the directors of the Issuer, in their fiduciary capacity as a director of the Issuer.

Information as of the date of this Schedule 13D is set forth on Schedule A to this Schedule 13D with respect to the Schedule A Persons and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Information as of the date of this Schedule 13D with respect to the Schedule A Persons is set forth on Schedule A and is incorporated herein by reference.

(a) and (b) The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

The calculation in this Schedule 13D of the percentage of Common Stock outstanding beneficially owned by a Reporting Person or a Schedule A Person, as the case may be, is based on (i) 43,769,290 shares of Common Stock outstanding as of February 10, 2023, as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(3) with the SEC on February 13, 2023, and (ii) 9,400,000 Warrants held by Sponsor.

As of February 13, 2023, the Reporting Persons beneficially owned an aggregate of 2,528,189 shares of Common Stock and 9,400,000 Warrants, which together represent approximately 22.4% of the outstanding shares of Common Stock. All such shares of Common Stock and Warrants are directly held by Sponsor.

(c) Other than as disclosed in this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

(d) The responses of the Reporting Persons to Item 2 and Item 5(a) and (b) of this Schedule 13D are incorporated herein by reference.  Under certain circumstances, members or partners of a Reporting Person, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock owned by such Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 is incorporated by reference into this Item 6.

Merger Agreement

On August 3, 2022, the Sponsor, Issuer and the other parties thereto entered into the Merger Agreement, pursuant to which, on the Closing Date, the Merger took place and Sponsor received the Common Stock and Warrants in exchange for the ordinary shares and private placement warrants of JCIC previously held by Sponsor.

Existing Warrant Agreement and Warrant Assumption Agreement

On the Closing Date, the Issuer entered into the Warrant Assumption Agreement (the “Warrant Assumption Agreement”), by and among the Issuer, JCIC and Continental Stock Transfer & Trust Company (“Continental”). The Warrant Assumption Agreement assigned the Warrant Agreement, dated as of January 26, 2021, by and between JCIC and Continental (the “Existing Warrant Agreement”) to the Issuer.

Sponsor Agreement

On August 3, 2022, in connection with the execution of the Merger Agreement, JCIC, Sponsor, each of the officers and directors of JCIC and the Issuer entered into a Sponsor Agreement (the “Sponsor Agreement”), pursuant to which, among other things, Sponsor agreed to subject the Earnout Shares to a vesting schedule described above under Item 4.

Stockholders Agreement

At the Closing, in connection with the Merger Agreement, the Company and certain other stockholders entered into the Stockholders Agreement dated January 24, 2023 (the “Stockholders Agreement”). Under the Stockholders Agreement, for so long as Sponsor and the other Founder Stockholders (as defined in the Stockholders Agreement) beneficially own (directly or indirectly) at least 10% of the outstanding Common Stock, the Founder Stockholders have the right, but not the obligation, to appoint the Chairperson of both the Compensation Committee and the Nominating and Corporate Governance Committees of the Board and the Board shall use reasonable best efforts to cause such appointments; provided that such individuals satisfy all applicable SEC and stock exchange requirements.

Amended and Restated Registration Rights Agreement

On the Closing Date in connection with the Merger, Sponsor and the other parties thereto entered into an Amended and Restated Registration Rights Agreement with the Issuer (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, certain of the parties thereto have customary registration rights to, among other things, require that the Issuer register shares of Common Stock held by them under the Securities Act of 1933, as amended, and, if requested, to maintain a shelf registration statement with respect to such shares of Common Stock.  The Registration Rights Agreement also grants the parties thereto piggyback registration rights, subject to certain exceptions. In addition, pursuant to the Registration Rights Agreement, the Common Stock held by Sponsor is subject to a lockup period until the earliest to occur of (A) one year from the Closing Date; (B) the first date the closing price of the Issuer’s Common Stock exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the date hereof; and (C) the date on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Issuer’s public stockholders having the right to exchange their Common Stock for cash, securities or other property. The Warrants held by Sponsor are subject to a lockup until one-year from the Closing Date.

*****

The foregoing descriptions of the Merger Agreement, Existing Warrant Agreement, Warrant Assumption Agreement, Sponsor Agreement, Stockholders Agreement and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the text of such agreements, copies of which are included as exhibits to this Schedule 13D and are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of February 23, 2023, by and among the Reporting Persons (filed herewith).

99.2
Agreement and Plan of Merger, dated August 3, 2022, by and among Jack Creek Investment Corp., Wildfire New PubCo, Inc., Wildfire Merger Sub 1, Inc., Wildfire Merger Sub II, Inc., Wildfire Merger Sub III, LLC, Wildfire GP Sub IV, LLC, BTOF (Grannus Feeder) – NQ L.P. and Legacy Bridger. (incorporated by reference to Exhibit 2.1 of Wildfire New PubCo, Inc.’s Registration Statement on Form S-4 (File No. 333-266840), filed with the SEC on August 12, 2022).

99.3
Warrant Agreement, dated January 26, 2021, between Jack Creek Investment Corp. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to Jack Creek Investment Corp.’s Current Report on Form 8-K (File No. 001-39602) filed with the SEC on January 26, 2021).

99.4
Warrant Assumption Agreement, dated as of January 24, 2023, among Jack Creek Investment Corp., Bridger Aerospace Group Holdings, Inc. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on January 27, 2023).

99.5
Sponsor Agreement, dated as of August 3, 2022, by and among Jack Creek Investment Corp., Wildfire New PubCo Inc, JCIC Sponsor LLC and the other parties signatory thereto (incorporated by reference to Exhibit 10.5 of Wildfire New PubCo, Inc.’s Registration Statement on Form S-4 (File No. 333-266840) filed with the SEC on August 12, 2022).

99.6
Stockholders Agreement, dated January 24, 2023, by and among Bridger Aerospace Group Holdings, Inc. and the stockholders defined therein (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 27, 2023).

99.7
Amended and Restated Registration Rights Agreement, dated January 24, 2023, by and among Bridger Aerospace Group Holdings, Inc., Jack Creek Investment Corp. and certain other security holders named therein (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on January 27, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2023
JCIC SPONSOR LLC
By its Manager, KSH CAPITAL LP
Acting by its General Partner
KSH CAPITAL GP LLC

	By:	/s/ Robert Savage
	Name:	Robert Savage
	Title:	President

KSH CAPITAL LP
Acting by its General Partner
KSH CAPITAL GP LLC

	By:	/s/ Robert Savage
	Name:	Robert Savage
	Title:	President

/s/ Jeffrey E. Kelter
Jeffrey E. Kelter

/s/ Robert Savage
Robert F. Savage, Jr.

/s/ Thomas Jermoluk
Thomas Jermoluk

SCHEDULE A

The name, business address, and present principal occupation or employment of each of the executive officers and partners, as applicable, of the Reporting Persons are set forth below. The citizenship of each such person is the United States, unless otherwise stated.

JCIC Sponsor LLC

Name	Present Principal Occupation or Employment	Business Address	Amount of Securities Beneficially Owned	Percentage Beneficially Owned
Jeffrey Kelter	Executive Chairman of JCIC Sponsor LLC; Chief Executive Officer and Partner of KSH Capital LP	(2)	(1)	(1)

Robert Savage	Chief Executive Officer of JCIC Sponsor LLC; President and Partner of KSH Capital LP	(2)	(1)	(1)

Thomas Jermoluk	President of JCIC Sponsor LLC; Chief Executive Officer and Co-Founder of Beyond Identity	10011 Brickell Bay Dr Suite 1400 Miami, FL 33131	(1)	(1)

Lauren Ores	Chief Financial Officer of JCIC Sponsor LLC; Senior Vice President of KSH Capital LP	(2)	0	0

(1)	To the Reporting Persons’ knowledge. Based on the calculation as described in Item 5 of this Schedule 13D. Also see Item 2 and the cover pages for Messrs. Kelter, Savage and Jermoluk.

(2)	386 Park Avenue South, FL 20, New York, New York, 10016.

KSH Capital LP

Name	Present Principal Occupation or Employment	Business Address	Amount of Securities Beneficially Owned	Percentage Beneficially Owned
Jeffrey E. Kelter	Executive Chairman of JCIC Sponsor LLC; Chief Executive Officer and Partner of KSH Capital LP	(1)	(2)	(2)

Robert F. Savage	Chief Executive Officer of JCIC Sponsor LLC; President and Partner of KSH Capital LP	(1)	(2)	(2)

(1)	386 Park Avenue South, FL 20, New York, New York, 10016.

(2)	See table for “JCIC Sponsor LLC” in this Schedule A.